UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

                   Under the Securities Exchange Act of 1934

                      BION ENVIRONMENTAL TECHNOLOGIES, INC.
                      -------------------------------------
                                (Name of Issuer)


                          Common Stock, $.0001 Par Value
                          ------------------------------
                          (Title of Class of Securities)


                                    09061Q307
                                  --------------
                                  (CUSIP Number)


                                 December 31, 2007
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












                              SCHEDULE 13G

     CUSIP No.  09061Q307

1   NAME OF REPORTING PERSON

        Centerpoint Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ---
        Not applicable                                        (b) ---

3   SEC USE ONLY




4   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

Number of Shares Beneficially Owned by Each Reporting Person With

5   SOLE VOTING POWER

        693,799

6   SHARED VOTING POWER

        0

7   SOLE DISPOSITIVE POWER

        693,799

8   SHARED DISPOSITIVE POWER

        0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        693,799

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

        Not applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.7%

12  TYPE OF REPORTING PERSON (See Instructions)

        CORP


                                      2





Item 1.

     (a)  Name of Issuer:  Bion Environmental Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

               641 Lexington Avenue, 17th Floor
               New York, NY  10022

Item 2.

     (a)  Name of Person Filing:  Centerpoint Corporation

     (b)  Address of Principal Business Office or, if none, residence:

               641 Lexington Avenue, 17th Floor
               New York, NY  10022

     (c)  Citizenship:  USA

     (d)  Title of Class of Securities:  Common Stock, $.0001 par value

     (e)  CUSIP No.: 09061Q307

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

     (a)  Amount Beneficially Owned:  693,799

     (b)  Percent of Class:  7.7%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:        693,799 (1)
         (ii)  shared power to vote or to direct the vote:            0
        (iii)  sole power to dispose or to direct the
               disposition of:                                  693,799 (1)
        (iv)   shared power to dispose or to direct the
               disposition of:                                        0
______________

(1) Centerpoint Corporation is currently majority owned by Bion Environmental Technologies, Inc. Under Colorado law, Centerpoint Corporation is not entitled to vote these shares unless otherwise ordered by a court. These shares of common stock may be distributed to the shareholders of Centerpoint Corporation at a future date pursuant to a dividend declared during July 2004. The shares distributed to Bion, if any, will be cancelled immediately upon receipt.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.
                                     3



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 6, 2008              CENTERPOINT CORPORATION


                                     By: /s/ Mark A. Smith
                                         Mark A. Smith, President






















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